Exhibit 99.1

Press release

WiLAN Subsidiary Enters License Agreement with Stryker

Stryker license represents WiLAN’s first in medical field

OTTAWA, Canada – September 29, 2014 – Top intellectual property licensing company, WiLAN (TSX:WIN) (NASD:WILN), today announced that a wholly-owned subsidiary of the company has granted Stryker Corporation (“Stryker”) a license to certain patents related to medical stent technology. WiLAN secured the rights to license the patents through an agreement executed in June 2014.

“We are pleased that Stryker has signed this license,” said Jim Skippen, President & CEO. “This license agreement demonstrates our ability to develop and execute licensing programs in new markets such as medical technologies. It also demonstrates our ability to generate timely results for our partners.”

The consideration to be paid by Stryker to WiLAN and all other terms of the license agreement are confidential.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 285 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “to develop and execute”, “to generate”, “to be paid” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 3, 2014 annual information form for the year ended December 31, 2013 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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Press release

For media and investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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